Exhibit 12.1

CRESTWOOD MIDSTREAM PARTNERS LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except for ratio)

	For the Three Months Ended March 31,
	2013	2012
Earnings
Income before income taxes	$9,296	$10,108
Fixed charges	12,145	8,395
Capitalized interest	—	(91)
Amortized capitalized interest	26	21

Total earnings available for fixed charges	21,467	18,433

Fixed charges
Interest and debt expense	$11,450	$7,648
Interest component of rent	695	747

Total fixed charges	12,145	8,395

Ratio of earnings to fixed charges (1)	1.8	2.2

(1)

For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of pretax income from continuing operations plus fixed charges (excluding capitalized interest) and amortized capitalized interest. "Fixed charges" represents interest incurred (whether expensed or capitalized), amortization of debt costs and that portion of rental expense on operating leases deemed to be the equivalent of interest.